Contact

www.linkedin.com/in/parrish-stikeleather-78265847 (LinkedIn)

Parrish Stikeleather

Writer/Director/Producer -- Founder of Lonely Acre Pictures, LLC
Wilmington, North Carolina, United States

Experience

Mundaen Collective

Collective Member
June 2023 - Present (1 month)

Lonely Acre Pictures, LLC

Founder
August 2022 - Present (11 months)
Wilmington, North Carolina, United States

Freelance

Freelance Filmmaker
June 2016 - Present (7 years 1 month)
Wilmington, North Carolina, United States

Port City Community Church

9 years 10 months

Lead Video Producer
February 2012 - June 2016 (4 years 5 months)
Wilmington, North Carolina, United States

Video Producer
September 2006 - February 2012 (5 years 6 months)
Wilmington, North Carolina, United States